Exhibit 21.1

Subsidiaries of the Registrant

Name of Subsidiary	Jurisdiction of Incorporation

AssetMark Financial, Inc.	Arizona
AssetMark, Inc.	California
AssetMark Trust Company	Arizona
AssetMark Brokerage, LLC	Delaware
AssetMark Retirement Services, Inc.	Pennsylvania
Global Financial Private Capital, LLC	Florida
Global Financial Advisory, LLC	Delaware